JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

10th November 2006

08018642

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.



Dear Sir

SUPPL

Jardine Matheson Holdings Limited ("JMH")
<u>Director's Share Transactions</u>

In accordance with the requirements under the disclosure rules of the UK Listing Authority, notification has been made to the UK Listing Authority on behalf of JMH of the following Director's share transactions in JMH.

| Name of Director | Nature of Transaction | Date of Transaction | No. of Shares Disposed | Price Per Share |
|---|---|---|---|---|
| Henry Keswick | Disposal of ordinary shares | 09/11/2006 | 50,000 | US$19.53753 |
| | | 10/11/2006 | 50,000 | US$19.50 |

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary



dlw 11/22

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